ANN INC.

February 6, 2012

Via facsimile and EDGAR

Ms. Tia Jenkins

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	ANN INC.

Form 10-K for Fiscal Year Ended January 29, 2011

Filed March 11, 2011

File No. 001-10738

Dear Ms. Jenkins:

This letter sets forth the response of ANN INC. (the Company) to the comments of the Staff of the Division of Corporation Finance (the Staff) of the United States Securities and Exchange Commission (the Commission) contained in a letter to the Company dated January 25, 2012 regarding the above referenced Form 10-K. Our specific responses to each comment are set forth below following the text of the Staff’s comments.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in our filings. Further, we understand and acknowledge that Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filings, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page 46

1. It appears from your disclosure that the revenue from gift cards is deferred until they are redeemed for a purchase. Please provide us with, and confirm that in future filings you will revise your disclosure to include, your accounting policy as it relates to gift cards that are never redeemed or not redeemed over an extended period of time. Please ensure your response addresses when and if your gift cards expire and when the liability for unredeemed gift cards is removed from the balance sheet.

Gift cards issued by the Company do not have expiration dates, and the Company honors all gift cards presented by clients regardless of the length of time that passes from issuance of the gift card to its redemption. The liability for unredeemed gift cards is reduced either when the card is redeemed or when the value of the card is escheated to the appropriate government agency in accordance with unclaimed property laws. The Company does not currently recognize any portion of the liability for unredeemed gift cards as revenue based on estimated breakage. In certain jurisdictions, the Company is permitted to retain a portion of the value of gift cards escheated, which is recorded in Net sales. The portion of gift cards escheated retained by the Company is immaterial to total Net sales, and represented $0.6 million, $0.7 million, and $0.5 million of total Net sales in Fiscal 2010, Fiscal 2009 and Fiscal 2008, respectively.

In response to the Staff’s comment, we will revise the gift card discussion included in Note 1 – Summary of Significant Accounting Policies, Revenue Recognition, in our Fiscal 2011 Form 10-K to read as follows:

“Gift cards issued by the Company do not have expiration dates, and the Company honors all gift cards presented by clients regardless of the length of time that passes from issuance of the gift card to its redemption. The Company records a liability for unredeemed gift cards at the time gift cards are sold, and the liability is reduced either when the card is redeemed or when the value of the card is escheated to the appropriate government agency in accordance with unclaimed property laws. In certain jurisdictions, the Company is permitted to retain a portion of the value of the card upon escheatment, which is recorded in Net sales. The portion of escheated gift cards retained by the Company is immaterial to total Net sales.”

2. We note your disclosure that partially offsetting the income from your credit card program are costs, net of points breakage, related to the customer loyalty program. Please provide us with a detailed discussion of how you are accounting for your customer loyalty program and the related points breakage. Please cite the specific authoritative literature you utilized to support your accounting treatment. In addition, please also tell us the amount of points breakage estimated for each of the fiscal years presented in the filing.

The Company accounts for its client loyalty program in accordance with EITF 00-22, Issue 1 (the Company notes that EITF 00-22, Issue 1, was deliberated by the EITF however consensus was not reached). Related to Issue 1, some Task Force members expressed a preference for an accounting approach that would allocate a portion of the revenue on the transaction to the product or service that may be delivered in the future, while other Task Force members expressed a preference for an accounting approach based on the significance of the value of the award product(s) or service(s) to the value of the transaction(s) necessary to earn the award(s). If the value of the award product(s) or service(s) is insignificant in relation to the value of the transaction(s) necessary to earn the award, a liability would be recorded for the estimated cost of the award product(s) or service(s).

The Company applied the latter interpretation of EITF 00-22, Issue 1, and concluded that for in-store or online purchases made with either the private label or co-branded credit card, the value of the award was insignificant to the transaction(s) necessary to earn the award. Accordingly, the Company recognizes the cost to fulfill the award (net of estimated breakage) based on current gross margin estimates as clients earn points, which is included in Cost of sales. The Company is reimbursed by the sponsoring bank for a portion of the cost of awards earned, which is recorded as an offset to Cost of sales. Upon redemption, the remaining value of the awards earned is included in Net sales as a sales discount.

For external purchases made with the co-branded credit card, the value of the award is considered significant to the value of the transaction(s) necessary to earn the award, since those transactions occur at other establishments. Accordingly, the Company records a liability (net of estimated breakage) as clients earn points. In addition, the Company is generally reimbursed 100% by the sponsoring bank for the value of the awards earned on the co-branded credit card. The net effect on the Company’s Statements of Operations is immaterial.

As discussed above, the Company records costs associated with its client loyalty program net of estimated breakage. The Company currently estimates breakage based on a review of historical points conversion and reward certificate expiration patterns and these breakage estimates are adjusted for points and certificates that have actually expired on a monthly basis. The amount of estimated points breakage recorded in Fiscal 2010, Fiscal 2009 and Fiscal 2008 was $3.8M, $1.8M and $0.3M, respectively.

We appreciate the Staff’s consideration of our responses to its comments and we will incorporate the revised disclosures noted in our response to comment 1 above in future filings with the Commission, where applicable.

Should you have any questions, or wish to discuss any of our responses, please call me directly at 212-541-3547.

Sincerely,

/s/ Michael J. Nicholson

Michael J. Nicholson
Executive Vice President and Chief Financial Officer

cc:	Jamie Kessel, Division of Corporation Finance, SEC

Angela Halac, Division of Corporation Finance, SEC

Erin Wilson, Division of Corporation Finance, SEC

Pam Howell, Division of Corporation Finance, SEC

Brian K. Bhandari, Division of Corporation Finance, SEC